As filed with the Securities and Exchange Commission on February 4, 2005

Registration No. 333-122529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective

Amendment No. 1

to

FORM S-11

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

HomeBanc Corp.

(Exact Name of Registrant as Specified in Its Governing Instruments)

2002 Summit Boulevard, Suite 100

Atlanta, Georgia 30319

Telephone: (404) 303-4000

Facsimile: (404) 303-4069

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Patrick S. Flood

Chairman and Chief Executive Officer

HomeBanc Corp.

2002 Summit Boulevard, Suite 100

Atlanta, Georgia 30319

Telephone: (404) 303-4000

Facsimile: (404) 303-4069

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Charles W. McGuire, Esq. General Counsel HomeBanc Corp. 2002 Summit Boulevard, Suite 100 Atlanta, Georgia 30319 Telephone:(404) 303-4000 Facsimile:(404) 303-4069	Ralph F. MacDonald, III, Esq. Mark C. Kanaly, Esq. Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309-3424 Telephone: (404) 881-7000 Facsimile: (404) 881-7777	Gerald S. Tanenbaum, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005-1702 Telephone: (212) 701-3000 Facsimile: (212) 269-5420

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (File No. 333-121900)

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.     ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Offering Price Per Share(1)	Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, par value $.01 per share	$9.10	$5,232,500	$615.87

(1) Based on the public offering price.

THIS AMENDMENT SHALL BECOME EFFECTIVE UPON FILING WITH THE SECURITIES AND EXCHANGE COMMISSION IN ACCORDANCE WITH RULE 462(B) UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

EXPLANATORY NOTE

This filing is being made pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Act”), and General Instruction G of Form S-11. The contents of the Registration Statement on Form S-11 (Registration No. 333-121900), initially filed by HomeBanc Corp. with the Securities and Exchange Commission (the “Commission”) on January 7, 2005, as amended, and the Registration Statement on Form S-11 (File No. 333-122529) filed with the Commission on February 4, 2005 pursuant to Rule 462(b) (the “Rule 462(b) Registration Statement”) are incorporated herein by reference. The purpose of this filing is solely to correct the date of the consent of Ernst & Young LLP filed as Exhibit 23.1 to the Rule 462(b) Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Atlanta, State of Georgia, on February 4, 2005.

HOMEBANC CORP.

By:	/s/ Patrick S. Flood
Name: Patrick S. Flood Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Patrick S. Flood Patrick S. Flood	Chairman and Chief Executive Officer (Principal Executive Officer); Director	February 4, 2005

/s/ Kevin D. Race Kevin D. Race	President, Chief Operating Officer and Chief Financial Officer; Director	February 4, 2005

/s/ J. Michael Barber J. Michael Barber	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 4, 2005

* John C. Alexander, III	Director	February 4, 2005

* Glenn T. Austin, Jr.	Director	February 4, 2005

* Edgar D. Jannotta, Jr.	Director	February 4, 2005

* Warren Y. Jobe	Director	February 4, 2005

* Kenneth D. Rardin	Director	February 4, 2005

* Daniel L. Timm	Director	February 4, 2005

*By:	/s/ Charles W. McGuire
Charles W. McGuire Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Alston & Bird LLP, counsel to HomeBanc Corp., regarding the legality of the shares of Common Stock being issued. (1)
8.1	Opinion of Alston & Bird LLP, counsel to HomeBanc Corp., regarding certain tax matters. (2)
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Alston & Bird LLP (included in Exhibit 5.1).
23.3	Consent of Alston & Bird LLP (included in Exhibit 8.1).
24.1	Power of Attorney. (1)

(1)	Incorporated by reference to HomeBanc Corp.’s Registration Statement on Form S-11 filed on January 7, 2005, as amended (File No. 333-121900).
(2)	Previously filed.